UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025 (Report No. 3)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On October 30, 2025 (the “Effective Date”), Saverone 2014 Ltd., a company established in the State of Israel (the “Company”), entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. a Cayman Islands exempt limited partnership (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s American Depository Shares (the “ADSs”), each representing 3,600 ordinary shares of the Company, par value NIS 0.01 per share for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from Effective Date until October 30, 2028, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”).

Under the SEPA, Yorkville advanced to the Company the principal amount of $1,500,000 (the “Pre-Paid Advance”), which is evidenced by a promissory note (the “Promissory Note”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% issue discount, (iii) has a maturity date of October 30, 2027, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning 90 days from the issuance date. Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Promissory Note at a rate of 18% per annum.

The SEPA does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

The Company undertook to pay to Yorkville a structuring fee in the amount of $25,000, and a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”), of which (i) one-fifth (20%) of the Commitment Fee is due within 5 days of the Effective Date and (ii) within 5 days of the date upon which the Company has received aggregate Advances hereunder equal to or exceeding $10,000,000, an additional one-fifth (20%) of the Commitment Fee, and thereafter an additional one-fifth (20%) of the Commitment Fee following receipt by the Company of aggregate Advances equal to or exceeding $10,000,000, in each case by the issuance to Yorkville on the date such portion of the Commitment Fee is due of such number of ADSs that is equal to the portion of the Commitment Fee due divided by the average of the daily VWAPs of the ADSs during the 3 Trading Days immediately prior to the date such portion of the Commitment Fee is due (collectively, the “Commitment Shares”).

Under the SEPA, the Company is required to register for resale all of the ADSs to be issued from time to time pursuant to Advances under the SEPA and the initial portion of the Commitment Shares. The Company is required to file an initial registration statement (the “Registration Statement”) covering the resale of the relevant ADSs, as soon as reasonably practicable. The Company shall use commercially reasonable efforts to cause the initial Registration Statement to become effective within forty-five (45) calendar days of the filing date.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The SEPA contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the SEPA were made only for purposes of the SEPA and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The foregoing descriptions of the SEPA and the Promissory Note, are qualified in their entirety by the terms and conditions of the SEPA and the Promissory Note which are attached as Exhibit 99.1 and 99.2 respectively, and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Standy Equity Purchase Agreement dated October 30, 2025 by and between SaverOne 2014 Ltd. and YA II PN, Ltd
99.2	Promissory Note dated October 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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